Mail Stop 3561

May 15, 2006

By Facsimile and U.S. Mail

Mr. Thomas Fanning
Chief Financial Officer
The Southern Company
30 Ivan Allen Jr. Boulevard NW
Atlanta, GA 30308

      Re: **The Southern Company**
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 1-3526

                Alabama Power Company
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 1-3164

                Georgia Power Company
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 1-6468

                Gulf Power Company
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 0-2429

                Mississippi Power Company
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 001-11229

                Savannah Electric and Power Company
                Form 10-K for the year ended December 31, 2005
                Filed February 27, 2006
                File No. 1-5072

Southern Power Company
Form 10-K for the year ended December 31, 2005
Filed February 27, 2006
File No. 333-98553

Dear Mr. Fanning:

　　We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated April 25, 2006. Our review resulted in the following accounting comments.

1. We have read your response to comment three of our letter dated April 11, 2006. Please address in *detail* each of the criteria contained in paragraph 5 of FIN 46R with respect to your synthetic fuel production entities. Please tell us whether Clairton 1314B qualifies for section 29 tax credits or other tax benefits. If so, please address the paragraph 5 analysis for your investment in coke production. Condition two of paragraph 4h of FIN 46 states that, "the entity is designed so that substantially all of its activities either involve or are conducted on behalf of the reporting enterprise and its related parties." This condition addresses entities that have a narrow business purpose because they were designed to complement the company's operating or *financing* activities. We believe that both a qualitative and quantitative approach should be utilized when evaluating this condition. We note that you are recording material tax credits related to investments in synthetic fuel. If such tax benefits are skewed toward benefiting Southern, then condition 2 may be applicable.   Furthermore, we are unclear on what role Southern played in the design of the above entities as discussed in condition one to paragraph 5. You may want to provide us with a detailed description of transactions that resulted in formation, capitalization, acquisition of synfuel assets and how the tax benefits are allocated to the owners. We may have further comment.

2. We note your responses to comment 12, 13, 15, and 19 of our letter dated April 11, 2006. Please indicate to us the time lag, on average for each registrant, between when the accruals were made and actually paid for each year presented. We may have further comment.

3. We were unable to locate any pro forma disclosure required by paragraph 58(b) of SFAS no. 141 in your June 30, 2005 Form 10-Q. It appears the acquisition was material, if not please explain the basis for you conclusion using SAB 99 if due to materiality. If the acquisition is material, please provide such pro forma disclosure in your June 30, 2006 Form 10-Q.

　　As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3849. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Jim Allegretto
Senior Assistant Chief Accountant